(d)(2)(K)(i)

June 1, 2018

Timothy C. McCoy, Jr.

Principal, Head of Business Development

The London Company of Virginia, LLC

1800 Bayberry Court, Suite 301

Richmond, VA  23226

Dear Mr. McCoy:

On Thursday, March 15, 2018, the Board of Trustees (the “Board”) of Voya Investors Trust (“VIT”) approved the merger of Voya Multi-Manager Large Cap Core Portfolio (the “Portfolio”) with and into Voya Index Plus LargeCap Portfolio, a series of Voya Variable Portfolios, Inc.  This letter is to inform you that the Sub-Advisory Agreement, dated May 1, 2017, with The London Company of Virginia, LLC (the “Agreement”) will terminate in accordance with Section 17 of the Agreement, effective at the close of business on August 17, 2018.

Pursuant to Section 17, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Trust upon 60 days’ written notice.  This letter shall serve as that written notice.

In the interim, we may be contacting you to facilitate a smooth transition.  We look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Sincerely,

By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investors Trust